UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                      TECHNICAL COMMUNICATIONS CORPORATION
                                (Name of Issuer)

                     Common Stock, $0.10 par value per share
                         (Title of Class of Securities)

                                   878 409 101
                                 (CUSIP Number)

   M. Mahmud Awan, Ph. D.                          Paul Bork, Esq.
   TechMan International Corporation               Hinckley, Allen & Snyder
   240 Sturbridge Road                             28 State Street
   Charlton City, Massachusetts 01506              Boston, Massachusetts  02109
   (508) 248-3211                                  (617) 345-9000

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 13, 1998
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior coverage page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.   Name of Reporting Person: M. Mahmud Awan
     SS or IRS Identification Number of the Above Person:


2.   Check the Appropriate Box if a Member of a Group:    (a) /X/
                                                          (b) /   /


3.   SEC Use Only



4.   Source of Funds:    PF

5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e):    /   /

6.   Citizenship or Place of Organization: USA

7.   Sole Voting Power: 128,978 shares

8.   Shared Voting Power: 0 shares

9.   Sole Dispositive Power: 128,978 shares

10.  Shared Dispositive Power: 0 shares

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:128,978 shares

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: /  /

13.  Percent of Class Represented by Amount in Row (11): 10.1%

14.  Type of Reporting Person:  IN

1.   Name of Reporting Person: Philip A. Phalon
     SS or IRS Identification Number of the Above Person:


2.   Check the Appropriate Box if a Member of a Group:   (a) /X/
                                                         (b) /   /


3.   SEC Use Only



4.   Source of Funds:    PF

5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e):    /   /

6.   Citizenship or Place of Organization: USA

7.   Sole Voting Power: 2,250 shares

8.   Shared Voting Power: 0 shares

9.   Sole Dispositive Power: 2,250 shares

10.  Shared Dispositive Power: 0 shares

11.  Aggregate Amount Beneficially Owned by Each Reporting Person: 2,250 shares

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: /  /

13.  Percent of Class Represented by Amount in Row (11): 0.2%

14.  Type of Reporting Person:  IN

1.   Name of Reporting Person: Robert B. Bregman
     SS or IRS Identification Number of the Above Person:


2.   Check the Appropriate Box if a Member of a Group:    (a) /X/
                                                          (b) /   /


3.   SEC Use Only



4.   Source of Funds:    PF

5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e):    /   /

6.   Citizenship or Place of Organization: USA

7.   Sole Voting Power: 2,700 shares

8.   Shared Voting Power: 0 shares

9.   Sole Dispositive Power: 2,700 shares

10.  Shared Dispositive Power: 0 shares

11.  Aggregate Amount Beneficially Owned by Each Reporting Person: 2,700 shares

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: /  /

13.  Percent of Class Represented by Amount in Row (11): 0.2%

14.  Type of Reporting Person:  IN

1.   Name of Reporting Person: William C. Martindale, Jr.
     SS or IRS Identification Number of the Above Person:


2.   Check the Appropriate Box if a Member of a Group:    (a) /X/
                                                          (b) /   /


3.   SEC Use Only



4.   Source of Funds:    PF

5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e):    /   /

6.   Citizenship or Place of Organization: USA

7.   Sole Voting Power: 10,000 shares

8.   Shared Voting Power: 67,000 shares

9.   Sole Dispositive Power: 10,000 shares

10.  Shared Dispositive Power: 67,000 shares

11.  Aggregate Amount Beneficially Owned by Each Reporting Person: 77,000 shares

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: /X/

13.  Percent of Class Represented by Amount in Row (11): 6.0%

14.  Type of Reporting Person:  IN

Item 1.

     The Statement of M. Mahmud Awan, Philip A. Phalon, Robert B. Bregman and William C. Martindale, Jr. (the "Purchasing Group") on Schedule 13D dated April 3, 1998 in respect of the common stock, $0.10 par value ("Common Stock"), of Technical Communications Corporation (the "Issuer") whose principal executive offices are located at 100 Domino Drive, Concord, Massachusetts 01742, is hereby amended and supplemented as follows:

Item 3.  Source and Amount of Funds of Other Consideration

Item 3 is hereby amended and supplemented by the addition of the following paragraph:

          "The shares of Common Stock listed in Item 5 as being purchased by Mr. Awan, Mr. Phalon, Mr. Bregman and Mr. Martindale since April 3, 1998, the date of the first filing by the Purchasing Group on Schedule 13D, were purchased for an aggregate purchase price of $93,861, excluding brokers' commissions using cash from personal funds".

Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented by the addition of the following paragraphs:

          "Below is a list of purchases of shares of Common Stock by the members of the Purchasing Group since April 3, 1998, the date of the group's first filing on Schedule 13D, all of which were effected through ordinary brokerage transactions in the Over-the-Counter-Market:

                                 M. Mahmud Awan

                  Date                No. of Shares     Average Price Per Share

            April 21, 1998            1,000                        $6.875
            April 23, 1998            1,000                         6.500
            April 23, 1998            1,000                         6.875
            April 24, 1998            2,000                         6.500
            April 27, 1998            1,000                         6.500
            April 27, 1998            1,000                         6.750
            April 27, 1998            1,000                         6.750
            April 28, 1998            1,000                         6.750
            April 29, 1998            1,000                         6.750
            May 6, 1998               1,000                         5.625
            May 7, 1998               100                           6.000
            May 7, 1998               100                           6.000
            May 11, 1998              200                           6.000
            May 13, 1998              2,000                         5.438
            May 13, 1998              100                           6.000

                                Robert B. Bregman

                  Date                No. of Shares     Average Price Per Share

            April 8, 1998             800                          $7.000
            April 6, 1998             200                           6.750
            May 15, 1998              110                           6.000

                  Mr. Awan beneficially owns 128,978 shares of Common Stock (of which 74,000 are owned by Mr. Awan individually and 54,978 are owned of record by TechMan International Corporation, which is wholly-owned by Mr. Awan); Mr. Phalon beneficially owns 2,250 shares of Common Stock; Mr. Bregman beneficially owns 2,700 shares of Common Stock (which are owned of record by Mr. Bregman's wife, Susan J. Pape, and with respect to which Mr. Bregman has voting and dispositive power); and Mr. Martindale owns 10,000 shares of Common Stock and controls the voting of an additional 67,000 shares of Common Stock (as to which he disclaims beneficial ownership). The Purchasing Group beneficially owns in the aggregate of 210,818 shares of Common Stock representing approximately 16.5% of the outstanding Common Stock of the Issuer (based on 1,283,238 shares of Common Stock outstanding as reported in the Issuer's 10-K for the year ended September 27, 1997)."

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  May 15, 1998                              /s/ M. Mahmud Awan
                                                  _____________________________
                                                  M. Mahmud Awan



                                                  /s/ *
                                                  _____________________________
                                                  Philip A. Phalon



                                                  /s/ *
                                                  _____________________________
                                                  Robert B. Bregman



                                                  /s/ *
                                                  _____________________________
                                                  William C. Martindale, Jr.



                                                  /s/M. Mahmud Awan
                                                  _____________________________
                                                  Attorney - in - Fact